Exhibit 99.1

Results of Extraordinary General Meeting of Shareholders

On July 2, 2025, MicroAlgo Inc. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “EGM”). The meeting took place at the Company’s headquarters in Shenzhen, People’s Republic of China. Shareholders of record as of June 9, 2025, were entitled to vote on the proposals.

At the EGM, a quorum was present, and all four resolutions presented were duly passed by the shareholders.

The descriptions of the proposals below are summaries. Shareholders may refer to the Notice of Extraordinary General Meeting furnished to shareholders accessible via the EDGAR at www.sec.gov, for the full description of each proposal.

Proposal 1: Share Consolidation (Ordinary Resolution)

An ordinary resolution to approve a 30-for-1 share consolidation of the Company’s issued and unissued shares, such that every thirty (30) Class A and Class B Ordinary Shares of US0.20 par value will be consolidated in to one (1) share of the same class with a par value of US6.00.

For: 48,197,895	Against: 6,517,836	Abstain: 9,459,810

The implementation of the Share Consolidation is subject to, among other things, the Company requesting market effectiveness from NASDAQ pursuant to NASDAQ rules. The Company will make a subsequent announcement to notify shareholders of the market effective date for the Share Consolidation.

Proposal 2: Increase of Capital (Ordinary Resolution)

An ordinary resolution to approve, immediately following the effectiveness of the Share Consolidation, an increase in the authorized share capital from US200,000,000 to US6,000,000,000.

For: 48,827,751	Against: 5,911,843	Abstain: 9,435,945

Proposal 3: Capital Reduction and Reorganisation (Special Resolution)

A special resolution to approve, subject to certain conditions including the sanction of the Grand Court of the Cayman Islands, a capital reduction and reorganization. The proposal includes reducing the par value of issued shares from US6.00 to US0.0000001, subdividing authorized but unissued shares, and changing the total authorized share capital to US$100.

For: 57,959,357	Against: 6,018,099	Abstain: 198,084

Proposal 4: M&A Amendments (Special Resolution)

A special resolution to approve an amendment to the Company’s memorandum of association to reflect the change in the authorized share capital to US100, divided into 1,000,000,000 shares with a par value of US0.0000001 each, to be effective upon the completion of the Capital Reduction and Reorganisation.

For: 58,039,851	Against: 5,916,211	Abstain: 219,478

The implementation of Proposal 3 (Capital Reduction and Reorganisation) and Proposal 4 (M&A Amendments) remains conditional upon receiving sanction from the Grand Court of the Cayman Islands. The Company will not make filings in respect of these resolutions until such court approval is obtained.